SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                               Commission File No.

Check One:
[X]  Form 10-K and Form 10-KSB
[ ]  Form 11-K
[ ]  Form 20-F
[ ]  Form 10-Q and Form 10-QSB
[ ]  Form N-SAR

For Period Ended: December 31, 2003

PART - I - Registrant Information

                                DIALEX MINERALS INC.
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

                               VHS NETWORK, INC.
                    ----------------------------------------
                           Former name if applicable

            Suite 600, 56 Temperance Street, Toronto, Ontario, CANADA M5H 3V5
              ---------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-Q, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and form 10-QSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Form 10-KSB could not be filed within the prescribed time because of additional time required by the Registrant's management to obtain certain information to be included in such Form 10-KSB. As a result of the foregoing situation, the Registrant could not file its Annual Report on Form 10-KSB for the year ended December 31, 2003 on the filing due date without unreasonable effort or incurring unreasonable expense. The Company intends to file the prescribed report within the allowed extension time.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

         Alexander G. Stewart, Chief Executive Officer       (416) 368-6161
         ----------------------------------------------------------------------
         (Name)                (Title)                       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).    Yes [X]     No [ ]

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?
                       Yes [ ]     No [X]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




         Dated: March 29, 2003             DIALEX MINERALS INC.


                                           /s/ Alexander G. Stewart
                                           -------------------------------------
                                           Alexander G. Stewart
                                           Chief Executive Officer

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U>S>C> 1001).





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